

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2023

Jessica Billingsley
Chief Executive Officer
Akerna Corp.
1550 Larimer Street #246
Denver, Colorado 80202

   Re: Akerna Corp.
     Amendment No. 3 to
     Registration Statement on Form S-4
     Filed October 16, 2023
     File No. 333-271857

Dear Jessica Billingsley:

  We have reviewed your amended registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2023 letter.

Amendment No. 3 to Registration Statement on Form S-4

Questions and Answers About the Transactions
Why are Akerna and Gryphon proposing to merge?, page x

1. We note your belief that the Merger will increase Gryphon's "position as a leading net carbon neutral bitcoin miner." Please revise, where applicable, to clarify what metric(s) you use, or will use, to determine that a company is a "leading" net carbon neutral bitcoin miner.

Gryphon's Business
Master Services Agreement with Core, page 228

2. Please revise to clarify whether Gryphon's Order 1 under the Core MSA commencing

August 31, 2021 includes any provisions regarding maintaining net carbon neutral status, as does its Order 2 commencing September 24, 2021, per your disclosure on page 228. In this regard, we note your disclosures elsewhere that "Gryphon currently uses 100% net carbon neutral energy as its power source" (e.g., pages 3 and 222). Please revise to clarify or advise, as appropriate.

<u>Gryphon Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Business Overview</u>
<u>Breakeven Analysis, page 234</u>

3.   Please refer to comment 2 and your revised disclosures. Please further revise your breakeven analysis to clarify whether and, if so, how the cost of purchasing mining equipment factors into your analysis. Additionally, clarify whether you finance the purchase of mining equipment and, if so, reflect financing costs in your analysis.

<u>Gryphon Digital Mining, Inc.</u>
<u>Notes to Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021</u>
<u>Note 1 - Organization and Summary of Significant Accounting Policies</u>
<u>Digital Assets, page F-78</u>

4.   We acknowledge your response to our prior comment 16 of our August 10, 2023 letter. Please revise your digital assets accounting policy to include a discussion of how your policy of classifying digital assets as current is consistent with the definition of current assets in ASC Topic 210-10-20. Specifically, please revise your accounting policy to state, if true, that digital assets are classified as current assets because you have a reasonable expectation that they will be realized in cash or sold or consumed during the normal operating cycle of your business.

<u>Cryptocurrency mining, page F-80</u>

5.   We note your response to prior comment 4. Please tell us, and revise your disclosure in your next amendment to specifically address the following concerning your mining revenue recognition under ASC 606:
   • We note that your contracts are terminable, "at any time by either party." Please confirm if your contracts are terminable, "at any time by either party <u>without cause and without</u> <u>penalty</u>," and include this specific disclosure in your next amendment, if true;
   • Your consideration of whether each mining pool arrangement is a contract that is continuously renewed and, if so, tell us:
      ○ Your consideration as to whether the duration of your contracts is less than 24 hours;
      ○ Whether the rate of payment remains the same upon renewal; and
      ○ Whether your customer's option to renew represents a material right that

> represents a separate performance obligation as contemplated in ASC 606-10-55-42;

- We note that your performance obligation is, "providing computing power in digital asset transaction verification services." Tell us your consideration for disclosing your performance obligation as, "the service of performing hash computations for the mining pool operator," or something similar to more precisely and closely align with the promise in your contracts, and include this specific disclosure in your next amendment, if true;

- You disclose that the mining pool in which you participate utilizes the Full Pay Per Share (FPPS) payout method. We further note your disclosure on pages F-80 and F-114 that, "you are entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives…for successfully adding a block to the blockchain," which appears inconsistent with FPPS where miners receive a fixed payout for each valid share submitted, regardless of whether the pool finds a block. Confirm for us whether you are entitled to compensation whether or not the pool operator receives an award, and revise your disclosure for consistency throughout the Form S-4;

- Revise your disclosure to indicate how each component of your contract consideration under FPPS is calculated. In this regard, we note block rewards, transaction fees, and mining pool operating fees; and

- We are unable to reconcile your use of the lowest bitcoin price during the day ending midnight UTC with the requirement in ASC 606-10-32-21 to estimate the fair value of noncash consideration on the date of contract inception. Revise your policy to consistently select a single time within the date of contract inception or a simple average during that day. For all periods in your filing, tell us the impact on your revenue recognized by applying this revised policy and provide us your SAB 99 analysis as to whether any of these differences are material.

Cost of Revenues, page F-82

6. You include mining pool fees in your cost of revenues. Please explain to us your consideration of whether fees paid to the mining pool operators should be considered payments to a customer and treated as a reduction of the transaction price/revenue. Refer to ASC 606-10-32-25 through 32-27.

   Please contact Rolf Sundwall at 202-551-3105 or David Irving at 202-551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any other questions.

              Sincerely,

              Division of Corporation Finance
              Office of Crypto Assets

cc: Jason K. Brenkert, Esq.